Filed pursuant to Rule 433

Registration No. 333-158200-02

Free Writing Prospectus Dated December 13, 2011

PPL ENERGY SUPPLY, LLC

$500,000,000

4.60% SENIOR NOTES DUE 2021

Issuer:	PPL Energy Supply, LLC

Expected Credit Ratings* (Moody’s/S&P/Fitch):	Baa2/BBB/BBB

Size:	$500,000,000

Trade Date:	December 13, 2011

Settlement Date:	December 16, 2011 (T+3)

Maturity Date:	December 15, 2021

Interest Payment Dates:	Semi-annually in arrears on June 15 and December 15, commencing on June 15, 2012

Coupon:	4.60%

Price to Public:	99.968%

Benchmark Treasury:	2.00% due November 15, 2021

Benchmark Treasury Yield:	1.979%

Spread to Benchmark Treasury:	+262.5 basis points

Yield to Maturity:	4.604%

Optional Redemption:	Prior to September 15, 2021, the notes will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of 100% of the principal amount of the notes being redeemed or the sum of the present values of the remaining scheduled payments of principal and interest discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 40 basis points. On or after September 15, 2021, the notes will be redeemable at a redemption price equal to 100% of the principal amount of the notes being redeemed.

CUSIP / ISIN:	69352J AN7 / US69352JAN72

Joint Book-Running Managers:	Deutsche Bank Securities Inc. RBS Securities Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. Mizuho Securities USA Inc. PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611 or emailing prospectus.cpdg@db.com, RBS Securities Inc. at 1-866-884-2071, Scotia Capital (USA) Inc. at 1-800-372-3930 or Wells Fargo Securities, LLC at 1-800-326-5987 or emailing cmclientsupport@wellsfargo.com.